Exhibit 99.4

NOTICE OF MEETING

Invitation to Shareholders

Dear Vermilion Shareholder,

It is our pleasure to invite you to attend our annual general meeting to be held on Thursday, April 25, 2019 at 3:00 pm MDT (“Meeting”) in the Ballroom of the Metropolitan Centre, in Calgary, Alberta. At the Meeting you will hear about our 2018 performance and our future plans. You will also vote on the items of business and have the opportunity to meet management, members of the Board and other shareholders.

Please take some time to read this Notice of Meeting, Proxy Statement and Information Circular (“Circular”). It contains important information about the Meeting, voting, director nominees, our governance practices, and our director and executive compensation. It will help you to understand the Board’s role and responsibilities and explains our compensation in detail.

We appreciate your confidence in Vermilion and look forward to seeing you at the Meeting.

Notice of Meeting:
Date and Time:	Thursday, April 25, 2019 at 3:00 pm MDT
Place:	Ballroom, Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta
Your Right to Vote:	You have the right to vote if you were a Vermilion shareholder on March 11, 2019
Meeting Matters:	1. receiving our financial statements and the respective auditors’ report for the year ended December 31, 2018;
2. fixing the number of directors to be elected at the Meeting at 10 directors;
3. electing the directors for the next year;
4. appointing Deloitte LLP as auditors;
5. approving the adoption of, and unallocated entitlements under, the Deferred Share Unit Plan governing the issuance of deferred share units of the Company to non-employee directors and certain service providers of the Company;
6. approving unallocated entitlements under, and amendments to, the Vermilion Incentive Plan;
7. approving unallocated entitlements under, and amendments to, Vermilion’s Employee Bonus Plan;
8. approving unallocated entitlements under, and amendments to, Vermilion’s Employee Share Savings Plan;
9. approving unallocated entitlements under, and amendments to, Five-Year Security-Based Compensation Arrangement; and
10. advisory vote on Vermilion’s approach to executive compensation as set forth in this Circular.

The Circular explains your voting options (starting on page15) and gives you more information about the items that will be covered at the Meeting.

Sincerely,

(“Lorenzo Donadeo”)

Lorenzo Donadeo
Chair of the Board